

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile (202) 663-8007

March 23, 2011

Guohong Zhao
Chief Executive Officer, President and Chairman
THT Heat Transfer Technology, Inc.
No. 5 Nanhuan Road, Tiexi District
Siping, Jilin Province 136000
People's Republic of China

> **Re: THT Heat Transfer Technology, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed March 10, 2011**
> **File No. 333-172049**

Dear Mr. Zhao:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Selling Stockholders, page 2

1. We note disclosure that all of the founders exercised their options on December 17, 2010. Also, on that same day, six founders designated parts of their shares to third parties and kept some shares and two of the founders designated all of their option shares to third parties. Please revise to disclose the purpose of the simultaneous exercise and whether it was pursuant to any agreement among the founders, and if so, please describe the material terms of the agreement and file such agreement as an exhibit.

2. We note your response to comments 2, 3 and 5 of our letter dated February 25, 2011. Please note that Item 507 of Regulation S-K requires disclosure of any material relationship each selling security holder has had with the company and its affiliates during the prior three years. Therefore, please identify the founders who acquired their shares by way of option exercise by a footnote to the table.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Louis A. Bevilacqua, Esq. (*Via facsimile 202/663-8007*)
        Joseph R. Tiano, Esq.
        Thomas M. Shoesmith, Esq.
        Pillsbury Winthrop Shaw Pittman LLP
        2300 N. Street, NW
        Washington, D.C. 20037